Filed by: Ligand Pharmaceuticals Incorporated

Commission File No.: 001-33093

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Avista Public Acquisition Corp. II (Commission File No.: 001-40720)

Ligand Announces that Janssen has Received Approval from European Commission for TECVAYLI® (teclistamab) for the Treatment of Patients with Relapsed or Refractory Multiple Myeloma

First European Commission approval of a bispecific antibody discovered using OmniAb

OmniAb, Inc. is eligible to receive a $10 million milestone upon first commercial sale in Europe

EMERYVILLE, Calif. (August 24, 2022) – Ligand Pharmaceuticals Incorporated (NASDAQ: LGND) announced that the Janssen Biotech, Inc. (Janssen) received conditional marketing authorization (CMA) from the European Commission for TECVAYLI® (teclistamab) as monotherapy for the treatment of patients with relapsed or refractory (R/R) multiple myeloma. Teclistamab is a T-cell redirecting, bispecific antibody targeting both B-cell maturation antigen (BCMA) and CD3 that was discovered by Janssen scientists using OmniAb’s OmniRat antibody discovery technology.

Under the terms of the licensing agreement with an affiliate of Janssen, OmniAb is eligible to receive a $10 million milestone payment upon the first commercial sale of teclistamab in the United Kingdom, Italy, Germany, France, or Spain.

“Approval of Janssen’s TECVAYLI by the European Commission adds another important medicine for the treatment of relapsed or refractory multiple myeloma. This marks the first European approval of an OmniAb-derived antibody, and the first approval of an OmniAb-derived bispecific antibody,” said Matt Foehr, President and COO of Ligand. “We look forward to the continued advancement of therapies our collaborators have discovered using the OmniAb platform.”

Ligand’s previously announced spin-off of OmniAb and merger (Business Combination) with Avista Public Acquisition Corp. II (APAC) (NASDAQ: AHPA), a publicly traded special purpose acquisition company (SPAC), remains on track to close in the fourth quarter of 2022. Under the terms of the separation and distribution agreement between Ligand and OmniAb, the milestone payments related to the first commercial sale of TECVAYLI will remain with the OmniAb business regardless of timing and achievement of the milestone and the timing of the merger closing. The license agreement between OmniAb and CNA Development LLC does not include royalty payments, and OmniAb will not receive royalties on sales of TECVAYLI.

About OmniAb®

The OmniAb discovery platform provides Ligand’s pharmaceutical industry partners access to the diverse antibody repertoires and high-throughput screening technologies to enable discovery of next-generation therapeutics. At the heart of the OmniAb platform is the Biological Intelligence™ (BI) of our proprietary transgenic animals, including OmniRat, OmniChicken and OmniMouse that have been genetically modified to generate antibodies with human sequences to facilitate development of human therapeutic candidates. OmniFlic (transgenic rat) and OmniClic (transgenic chicken) address industry needs for bispecific antibody applications though a common light chain approach, and OmniTaur features unique structural attributes of cow antibodies for complex targets. We believe the OmniAb animals comprise the most diverse host systems available in the industry and they are optimally leveraged through computational antigen design and immunization methods, paired with high-throughput single B cell phenotypic screening and mining of next-generation sequencing datasets with custom algorithms to identify fully human antibodies with superior performance and developability characteristics. An established core competency focused on ion channels and transporters further differentiates our technology and creates opportunities in emerging target classes. OmniAb antibodies have been leveraged across modalities, including bispecific antibodies, antibody-drug conjugates and others. The OmniAb suite of technologies span from BI-powered repertoire generation to cutting edge antibody discovery and optimization offering a highly efficient and customizable end-to-end solution for the growing discovery needs of the global pharmaceutical industry.

About Ligand Pharmaceuticals

Ligand is a revenue-generating biopharmaceutical company focused on developing or acquiring technologies that help pharmaceutical companies discover and develop medicines. Our business model creates value for stockholders by providing a diversified portfolio of biotech and pharmaceutical product revenue streams that are supported by an efficient and low corporate cost structure. Our goal is to offer investors an opportunity to participate in the promise of the biotech industry in a profitable, diversified and lower-risk business than a typical biotech company. Our business model is based on doing what we do best: drug discovery, early-stage drug development, product reformulation and partnering. We partner with other pharmaceutical companies to leverage what they do best (late-stage development, regulatory management and commercialization) ultimately to generate our revenue. Ligand’s OmniAb® technology platform is a patent-protected transgenic animal platform used in the discovery of fully human monoclonal and bispecific therapeutic antibodies. The Captisol platform technology is a patent-protected, chemically modified cyclodextrin with a structure designed to optimize the solubility and stability of drugs. Ligand’s Pelican Expression Technology is a robust, validated, cost-effective and scalable platform for recombinant protein production that is especially well-suited for complex, large-scale protein production where traditional systems are not. Ligand has established multiple alliances, licenses and other business relationships with the world’s leading pharmaceutical companies including Amgen, Merck, Pfizer, Sanofi, Takeda, Gilead Sciences and Baxter International. For more information, please visit www.ligand.com.

Follow Ligand on Twitter @Ligand_LGND.

Important Information and Where to Find It

In connection with the Business Combination and the Distribution, OmniAb filed with the SEC a registration statement on Form 10 (Form 10) (File No. 000-56427) registering shares of OmniAb Common Stock and APAC filed with the SEC a registration statement on Form S-4 (Form S-4) (File No. 333-264525) registering shares of APAC Common Stock, warrants and certain equity awards. The Form S-4 filed by APAC includes a proxy statement/prospectus in connection with the APAC shareholder vote required in connection with the Business Combination. The Form 10 filed by OmniAb included portions of the Form S-4 filed by APAC, which will serve as an information statement/prospectus in connection with the spin-off of OmniAb. This communication does not contain all the information that should be considered concerning the Business Combination. This communication is not a substitute for the registration statements that OmniAb and APAC filed or will file with the SEC or any other documents that APAC or OmniAb may file with the SEC, or that APAC, Ligand or OmniAb may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. APAC’s shareholders, Ligand’s stockholders and other interested persons are advised to read the preliminary and, when available, the definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about APAC, OmniAb and the Business Combination. The proxy statement/prospectus contained in APAC’s Form S-4 will be mailed to APAC’s shareholders as of a record date to be established for voting on the Business Combination.

The registration statements, proxy statement/prospectus/information statement and other documents (when available) are also available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Avista Public Acquisition Corp. II, 65 East 55th Street, 18th Floor, New York, NY 10022.

Participants in the Solicitation

Ligand, APAC and OmniAb, and each of their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from APAC’s shareholders in connection with the Business Combination. Shareholders are urged to carefully read the preliminary proxy statement/prospectus/information statement regarding the Business Combination and the final proxy statement/prospectus/information statement when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of APAC’s shareholders in connection with the Business Combination is set forth in the registration statement filed with the SEC. Information about APAC’s executive officers and directors and OmniAb’s management and directors also is set forth in the preliminary registration statements relating to the Business Combination.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements

This news release contains forward-looking statements by Ligand that involve risks and uncertainties and reflect Ligand's judgment as of the date of this release. Words such as “plans,” “believes,” “expects,” “anticipates,” and “will,” and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include: the expected timing of the spin-off of OmniAb and merger with APAC, the ability of the parties to complete the proposed transaction, and the timing and amount of milestone payments Ligand expects OmniAb will receive in connection with the commercialization of TECVAYLI. Actual events or results may differ from Ligand’s expectations due to risks and uncertainties inherent in Ligand’s business, including, without limitation: Ligand is dependent on Janssen on the development and commercialization of TECVAYLI; the Business Combination may not be completed in accordance with the expected plans or anticipated timeline or at all; and other risks described in Ligand’s prior press releases and filings with the Securities and Exchange Commission available at www.sec.gov. Ligand disclaims any intent or obligation to update these forward-looking statements beyond the date of this release. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Contacts:

Ligand Pharmaceuticals Incorporated	LHA Investor Relations
Simon Latimer	Bruce Voss
investors@ligand.com	bvoss@lhai.com
(858) 550-7766	(310) 691-7100
Twitter: @Ligand_LGND

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